Exhibit 99.1

Wing Yip Food Holdings Group Limited Regains Compliance with Nasdaq Minimum Closing Bid Price Rule

Guangdong, China, June 16, 2026 (GLOBE NEWSWIRE) -- Wing Yip Food Holdings Group Limited (the “Company” or “Wing Yip”) (Nasdaq: WYHG), a meat product processing company in mainland China, today announced that it received a formal notification from the Nasdaq Stock Market LLC (“Nasdaq”) on June 16, 2026 that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires the Company’s American Depositary Shares (“ADSs”) to maintain a minimum bid price of US$1.00 per share. As previously disclosed, on December 22, 2025, the Company received a notification from Nasdaq indicating that the closing bid price of the Company’s ADSs had been below US$1.00 per share for the prior 30 consecutive business days and that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2).

Nasdaq Staff has determined that for the last 10 consecutive business days, from June 2, 2026 to June 15, 2026, the closing bid price of the Company’s ADSs has been at US$1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and this matter is now closed.

About Wing Yip Food Holdings Group Limited

Wing Yip Food Holdings Group Limited, is a meat product processing company in mainland China. The Company, through its operating subsidiaries, sells and markets products under its flagship brand, “Wing Yip,” which can trace its history back to 1915, and has also developed the snack product brands, “Jiangwang” and “Kuangke.” The Company’s products are sold through its self-operated stores, distributors, and e-commerce platforms in over 18 provinces across mainland China. The Company offers cured meat products, snack products, and frozen meat products, processing them through its own dedicated production lines. The Company focuses on product development and is committed to improving product quality and expanding product offerings to cater to evolving consumer preferences. The Company’s ordinary shares have been listed on the Korea Securities Dealers Automated Quotations of the Korea Exchange since 2018.

For more information, please visit the Company’s website: http://ir.wingyip-food.com/. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statements and other filings with the United States Securities and Exchange Commission.

For more information, please contact:

Wing Yip Food Holdings Group Limited
Investor Relations Department
Email: ir@wingyip-food.com